1717 Main Street, Suite 3700 Dallas, Texas 75201 214.659.4400 Phone 214.659.4401 Fax andrewskurth.com Quentin Collin Faust 214.659.4589 Phone 214.659.4828 Fax qfaust@andrewskurth.com

May 24, 2007

U.S. Securities and Exchange Commission Division of Corporation Finance Mail Stop 3720 100 F Street, N.E. Washington, DC 20549 Attention: Ms. Suzanne Reilly

Re:	Stirling Acquisition Corporation (“Stirling”) Registration Statement on Form S-1 File No. 333-142921 Filed May 14, 2007

Dear Ms. Reilly:

As you requested during our recent telephone conversation, this letter summarizes the substantive changes between the Form S-1 registration statement for Stirling and the most recent Form S-1 registration statement for Win or Lose Acquisition Corporation (“Win or Lose”).

The first and perhaps most important substantive change is that in connection with the current Stirling registration statement, our firm has assumed the role of lead counsel for the issuer, whereas we served in a more limited capacity for the Win or Lose registrations as review counsel for the law firm of Fefer Petersen & Cie (previously Petersen & Fefer), which in turn served as the issuer’s lead counsel.

Most of the textual changes from Win or Lose to Stirling are modifications that better answer the questions the founders encountered when discussing Win or Lose with representatives of potential acquisition targets. The remaining textual changes relate to the use of clearer terminology, the re-ordering of risk factor disclosures, the clarification of the business discussion and other changes that were necessitated by recent SEC rule changes. We will not comment on every marked change, but we will address each series of changes the Staff might consider material under the circumstances.

1.  Prospectus Summary. The prospectus summary has been re-written. The summary remains a two-page section, but the disclosures have been clarified.

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U.S. Securities and Exchange Commission
May 24, 2007

2.  Capital Structure. There have been minor changes in the overall capital structure. The following table provides a side-by-side comparison of the two registration statements:

Description	Stirling	Win or Lose
Shares outstanding before offering	2,000,000	2,400,000
Outstanding shares to be retained by founders	400,000	400,000
Outstanding shares to be distributed as gifts	250,000	400,000
Number of planned donees	500	800
Outstanding shares to be sold in acquisition	1,350,000	1,600,000
New shares to be issued in acquisition	13,000,000	12,600,000
Maximum shares outstanding after acquisition	15,000,000	15,000,000
Maximum percentage interest available to acquisition target	95.00%	93.33%

3.  Risk Factors. The risk factors have been reorganized to prioritize the risks and edited to more clearly explain why those risks should be important to donees and the owners of potential acquisition targets. We have also added two new risk factors:

•	Our business model depends upon our ability to convince targets that they should pay our reasonable due diligence costs; and

•	If you enter into a transaction with our company, you will be subject to substantial restrictions and limitations under applicable SEC rules for a significant period of time.

4.  Rule 419 Escrow. The operation of the Rule 419 escrow has been modified to reduce costs and provide an additional level of security that none of Stirling’s securities will be distributed by anyone other than the founders and that no consideration will flow to the founders until after the completion of a Rule 419 reconfirmation offering. In the Win or Lose offering, X-Clearing was the transfer agent, and a separate Rule 419 escrow was established at First Union National Bank to hold physical stock certificates.

The mechanics of the original Win or Lose escrow were such that gift shares were not deposited in the escrow until title passed from a founder to a donee. With respect to the resale of founders shares, the original Win or Lose escrow required that founders’ shares be deposited in the Rule 419 escrow when the founders entered into contingent resale contracts. It provided that the shares would be held in trust until Win or Lose completed a reconfirmation offering and closed an acquisition. Resale transactions for founders’ shares were to be contingent on satisfaction of all Rule 419 requirements and could not close until the related acquisition closed.

In Stirling, the transfer agent and Rule 419 escrow agent functions will be delegated to Continental Stock Transfer & Trust Co., Inc. and all share transfer records will be maintained in

U.S. Securities and Exchange Commission
May 24, 2007

uncertificated book-entry form until Stirling completes a Rule 419 reconfirmation offering. Unlike Win or Lose, the founders will deposit 1,600,000 shares in the Rule 419 escrow on the effective date of the registration statement, and all subsequent transactions will be maintained in book entry form.

When gift shares are distributed to donees, a new book entry account will be established in the name of the donee, and the gift shares will be deducted from the founder’s account and added to the donee’s account. The escrow agreement expressly prohibits transfers from donee accounts until a reconfirmation offering is completed or the gift share distribution is unwound.

When the founders enter into agreements for the resale of founders shares, their book entry accounts will be annotated to reflect the purchase rights of the proposed transferee but the shares will not actually move to a transferee’s account until a reconfirmation offering is completed, an acquisition is closed and the consideration for the transfer is paid.

We note that Rule 419(b)(1) requires the Rule 419 escrow account to be held by an "insured depository institution," as that term is defined in section 3(c)(2) of the Federal Deposit Insurance Act or a broker or dealer registered under the Exchange Act maintaining net capital equal to or exceeding $25,000. We want to specifically advise the staff that Continental Stock Transfer & Trust Co. does not technically satisfy either of these requirements. We submit, however, that the failure to use a bank or broker dealer as escrow agent is immaterial given the specific facts of the Stirling distribution because (1) no donee will pay any consideration that can be deposited in an escrow account that might need the protection of FDIC or SIPC insurance and (2) no prospective transferee of founders shares will be permitted to pay any consideration until after a reconfirmation offering has been completed and the acquisition is ready for closing.

The requirements of Rule 419(b)(1) were developed to protect the 90% of the offering proceeds that have to be returned to investors if an acquisition is not completed within 18 months. Requirements that funds be kept in an insured financial institution serve no material purpose when in fact there will be no funds until the reconfirmation and closing requirements of Rule 419 are met.

If the staff believes that a bank or broker dealer must act as the escrow agent notwithstanding the fact that there are no funds to protect, Stirling is prepared to substitute a bank as transfer and escrow agent. Its founders have already had preliminary discussions with the Bank of New York. However, Stirling believes moving the transfer agent and escrow agent functions to the Bank of New York will increase its costs without providing any benefits. Accordingly, it would rather use the less expensive option described in the registration statement.

5.  Determination of Offering Price. This section has been revised to more fully describe how the offering price was determined for the gift shares and how the offering price will be determined for the founders’ shares and acquisition shares.

U.S. Securities and Exchange Commission
May 24, 2007

6.  Business. This section has been reworked from a disclosure perspective to better answer the questions the founders encountered when discussing Win or Lose with representatives of potential targets and to update any out-of date material.

7.  Executive Compensation. This section has been reworked to comply with recent SEC rule changes.

8.  Prior Involvement in Rule 419 Transactions. This section has been updated to discuss the outcome of the Win or Lose registrations.

9.  Prior Involvement in Simple Shell Transactions. This section has been updated to delete information on transactions that closed more than 5 years ago.

10.  Incentive Stock Plan. This section has been updated to include an options grant table even though no options have been or will be granted until an acquisition is completed.

11.  Certain Transactions. This subject has been updated to describe a formal agreement among the founders relating to their partial pooling of sale proceeds to simplify the recovery of their respective investments in Win or Lose and Stirling. The Agreement is included as an exhibit to the registration statement.

Very truly yours,
/s/ Quentin Collin Faust
Quentin Collin Faust